As Filed with the Securities
                                                		and Exchange Commission
                                                		on November 30, 1999

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended September 30, 1999


                                      Conectiv
                        (Name of Registered Holding Company)

                                     800 King Street
                                   Wilmington, DE 19899
                      (Address of Principal Executives Offices)



                      Inquiries concerning this Form U-9C-3 may
                                 be directed to either:

                                      Peter F. Clark
                                      General Counsel
                                          Conectiv
                                       800 King Street
                                      Wilmington, DE 19899

                                              or

                                      Philip S. Reese
                                Vice President and Treasurer
                                         Conectiv
                                       800 King Street
                                      Wilmington, DE 19899
                                        (302) 429-3884

                                  Conectiv
                                FORM U-9C-3
                      For the Quarter Ended September 30, 1999

                                  Table of Contents

                                                                    	Page

Item 1. Organization Chart	                                           1

Item 2. Issuance and Renewals of Securities and Capital Contributions 1

Item 3. Associated Transactions	                                      1

Item 4. Summary of Aggregate Investment	                              2

Item 5. Other Investments	                                            3

Item 6. Financial Statements and Exhibits 	                           3

SIGNATURE	                                                            4

Item 1. - ORGANIZATION CHART



Name of                Energy or Gas    Date of       State of       Percentage   Nature of
Reporting Company      Related          Organization  Organization   of Voting    Business
                       Company                                       Securities
                                                                       Held


None







Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS

CAPITIAL CONTRIBUTIONS:

Company Issuing        Type of Security         Principal Amount    Person to Whom
Security                  Issued                 of Security        Security Was Issued

None




Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of
      2/28/99




Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

	NONE

Part II - Transactions performed by associate companies on behalf of reporting companies.



Associate Company     Reporting      Type of Services       Direct Costs     Total Amount
Rendering Services    Company        Rendered               Charged           Billed
                      Receiving
                      Services

Conectiv Resource   Delmarva Operating Core Business Support    *                *
Partners, Inc.      Services Company   Financial services,
                                       Legal, Marketing,
                                       Environmental,
                                       Executive Management

Conectiv Resource   Conectiv Energy    Core Business Support    *                *
Partners, Inc.      Supply, Inc.       Financial services,
                                       Legal, Marketing,
                                       Executive Management
Conectiv Resource   Delmarva           Financial services,
Partners, Inc.      Services           Executive Management,
                                       and Corporate Services

Conectiv Resource   Enerval            Core Business Support     *               *
Partners, Inc.                         Financial Services

* Confidential Treatment Requested

Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of 2/28/99

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):


Total consolidated capitalization as of September 30, 1999  $3,410,859 Line 1

Total capitalization multiplied by 15%
                (Line 1 multiplied by 0.15)                   $511,629 Line 2
Greater of $50 million or line 2                              $511,629 Line 3

Total current aggregate investment:
(categorized by major line of energy-related
    business)
Energy-related business Category - Rule 58(b)(1)(v)               *

Total current aggregate investment                                *    Line 4
Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
Registered holding company system   (line 3 less line 4)          **   Line 5

* Confidential Treatment Requested

** Effective August 10, 1999 indirect ownership of EnerTech Capital Partner,
   L.P. ("EnerTech") was transferred to Conectiv Solutions LLC pursuant to an order dated August 10, 1999. EnerTech no longer derives predominantly all revenues from investments in companies engaged in electric technologies and will no longer be considered a Rule 58 company.

Investments in gas-related companies:
NONE


Item 5. - OTHER INVESTMENTS


Major Line of Energy-    Other Investment in   Other Investment In   Reason for Difference
Related Business         Last U-9C-3 Report    this U-9C-3 Report    in Other Investment

NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.     Financial Statements:

Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-K for the period ended September 30, 1999.)



B.        Exhibits:



          	Exhibit B-2.	Certificate of Conectiv.

                           SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                           						Conectiv


                                                	By:/s/Philip S. Reese
						                                                 Philip S. Reese
						                                           Vice President and Treasurer




November 30, 1999